                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                              INTEG INCORPORATED
                       --------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
                       --------------------------------
                        (Title of Class of Securities)


                                  458 100 104
                       --------------------------------
                                (CUSIP Number)


                TIMOTHY I. MAUDLIN, MEDICAL INNOVATION PARTNERS
            -------------------------------------------------------
             9900 BREN ROAD EAST, SUITE 421, MINNETONKA, MN  55343
            -------------------------------------------------------
                                (612) 931-0154
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 JULY 1, 1996
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with this statement  [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

CUSIP No.      458 100 104                     13D  Page 2 of 6 Pages
            ---------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Medical Innovation Fund ("MIF")
     Medical Innovation Fund II ("MIF II")

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]
                                                        (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     MIF - Minnesota          MIF II - Minnesota

                         7.   SOLE VOTING POWER
         NUMBER OF            MIF -  1,310,230
          SHARES              MIF II - 890,340
       BENEFICIALLY
         OWNED BY        8.   SHARED VOTING POWER
          EACH
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON               MIF -  1,310,230
          WITH                MIF II - 890,340

                         10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       MIF - 1,310,230          MIF II - 890,340

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       MIF - 14.1%                MIF II - 9.3%

14.  TYPE OF REPORTING PERSON*
       MIF - PN    MIF II - PN


                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH PAGES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                               Page 3 of 6 pages
                                 SCHEDULE 13D
                                 ------------


Item 1.   Security and Issuer
          -------------------

     The securities to which this Schedule 13D relates are the shares of common stock, par value $.01 per share (the "Common Stock"), of Integ Incorporated (the "Issuer"). The address of the Issuer's principal executive offices is 2800 Patton Road, St. Paul, MN 55113.

Item 2.   Identity and Background
          -----------------------

     (a-c)   The persons (the "Reporting Persons") filing this statement are
Medical Innovation Fund, a Limited Partnership ("MIF"), and Medical Innovation Fund II, a Limited Partnership ("MIF II"), each of which is a Minnesota limited partnership. Each of the Reporting Persons is an investment partnership located at 9900 Bren Road East, Suite 421, Minnetonka, MN 55343.

     The general partner of MIF is Medical Innovation Partners, a Limited Partnership ("MIP"), and the general partner of MIF II is Medical Innovation Partners II, a Limited Partnership ("MIP II"). The principal business address of MIP and MIP II is 9900 Bren Road East, Suite 421, Minnetonka, MN 55343. The general partners of MIP are Timothy I. Maudlin and Robert S. Nickoloff, and the general partners of MIP II are Mark B. Knudson, Ph.D., Mr. Maudlin and Mr. Nickoloff (collectively, the "General Partners"). The business address for Dr. Knudson, Mr. Maudlin and Mr. Nickoloff is 9900 Bren Road East, Suite 421, Minnetonka, MN 55343.

     (d-e)   During the last five years, none of the Reporting Persons or the
General Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or her being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

     MIF acquired a total of 1,253,904 shares of Common Stock between April 1990 and November 1992 for an aggregate of approximately $1,770,000, which funds came from contributions to capital by limited partners.

     MIF II acquired a total of 560,586 shares of Common Stock between February 1994 and June 1995 for an aggregate of approximately $2,795,000, which funds came from contributions to capital by limited partners. On July 1, 1996, MIF II acquired 75,579 shares of Common Stock for $718,000.50 in the Issuer's initial public offering, which funds came from contributions to capital by limited partners.

     Dr. Knudson acquired 200,000 shares of Common Stock in April 1990 with personal funds in connection with the founding of the Issuer.

Item 4.   Purpose of the Transaction
          --------------------------

     The Reporting Persons acquired ownership of the shares of Common Stock reported herein for investment purposes. Dr. Knudson also acquired his shares of Common Stock for investment purposes.

                                                               Page 4 of 6 pages
Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of the close of business on July 1, 1996, the Reporting Persons may be deemed to beneficially own in the aggregate 2,200,570 shares of Common Stock, which constitutes 23.0% of the outstanding shares of Common Stock (based on the number of shares that were outstanding as of July 1, 1996, including 310,501 shares that could be acquired within 60 days of such date through the exercise of stock options and warrants).

     As of the close of business on July 1, the Reporting Persons and Dr. Knudson may be deemed to have beneficial ownership of the Issuer's Common Stock as follows:

                           Number of    Percentage of
          Name               Shares      Total Shares
- ------------------------  ------------  --------------

MIF.....................  1,310,230(1)           14.1%
MIF II..................    890,340(2)            9.3%
Mark B. Knudson, Ph.D...    233,333(3)            2.5%
- ---------------

(1) Includes 56,326 shares of Common Stock that could be acquired within 60 days of July 1, 1996 through the exercise of outstanding stock options and warrants.

(2) Includes 254,175 shares of Common Stock that could be acquired within 60 days of July 1, 1996 through the exercise of outstanding stock options and warrants.

(3) Includes 33,333 shares of Common Stock issuable upon the exercise of outstanding options. Excludes shares held by MIF II. Dr. Knudson is a general partner of MIP II, the general partner of MIF II. Dr. Knudson disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest in such partnership.

     (b) Each of the Reporting Persons has the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of Common Stock of which it is deemed the beneficial owner.

     (c) On July 1, 1996, MIF II purchased 75,579 shares of Common Stock from the underwriters in the Issuer's initial public offering at the price to public of $9.50 per share.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the Shares of the Issuer, including but not limited to transfer or voting of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit 1      Joint Filing Agreement, dated July 11, 1996

                                                               Page 5 of 6 pages

Signature
- ---------

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:  July 11, 1996

                               MEDICAL INNOVATION FUND


                                 /s/ Timothy I. Maudlin
                                 --------------------------------------------
                                 Timothy I. Maudlin, General Partner of
                                 Medical Innovation Partners, its General
                                 Partner



                               MEDICAL INNOVATION FUND II


                                 /s/ Timothy I. Maudlin
                                 --------------------------------------------
                                 Timothy I. Maudlin, General Partner of
                                 Medical Innovation Partners II, its General
                                 Partner

                                                               Page 6 of 6 pages

                                                                       Exhibit 1
                                                                       ---------

                            JOINT FILING AGREEMENT
                            ----------------------

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of Integ Incorporated, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

          In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of July 11, 1996.


                              MEDICAL INNOVATION FUND


                                 /s/ Timothy I. Maudlin
                                 --------------------------------------------
                                 Timothy I. Maudlin, General Partner of
                                 Medical Innovation Partners, its General
                                 Partner


                              MEDICAL INNOVATION FUND II


                                 /s/ Timothy I. Maudlin
                                 --------------------------------------------
                                 Timothy I. Maudlin, General Partner of
                                 Medical Innovation Partners II, its General
                                 Partner